

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

02049040

29th July, 2002

The Secretary The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001	The Executive Director The Delhi Stock Exchange Association Ltd. DSE House 3/1, Asaf Ali Road New Delhi 110 002	The Manager Listing Bangalore Stock Exchange Ltd. Stock Exchange Towers 51, 1st Cross, J. C. Road Bangalore 560 027
The Executive Director Madras Stock Exchange Ltd. Exchange Building 11, Second Line Beach Chennai 600 001	The Dy. General Manager Corporate Relationship Dept. The Stock Exchange, Mumbai 1st floor, New Trading Ring, Rotunda Building, P. J. Towers Dalal Street, Fort Mumbai 400 001	The Secretary The Hyderabad Stock Exchange Ltd. 3-6-275, Himayatnagar Hyderabad 500 029
The Executive Director The Stock Exchange, Ahmedabad Kamdhenu Complex Panjarapole Ahmedabad 380 015	The Secretary Cochin Stock Exchange Ltd. MES Buildings, Dr. P. K. Abdul Gafoor Memorial Cultural Complex 36/1565, 4th floor, Judges Avenue Kaloor Cochin 682 017	The Secretary Pune Stock Exchange Ltd. 'Shivleela Chambers' 752, Sadashiv Peth R. B. Kumthekar Marg Pune 411 030
The Secretary The Uttar Pradesh Stock Exchange Association Ltd. Padam Towers 14/113, Civil Lines Kanpur 208 001	The Secretary The National Stock Exchange of India Ltd. Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex, Bandra (East) Mumbai 400 051	

Dear Sirs,

91st Annual General Meeting of the Company held on 26th July, 2002, at Kolkata

Further to our letter dated 17th June, 2002, we write to advise that all resolutions placed at the 91st Annual General Meeting of the Company, in terms of the Notice dated 22nd May, 2002 convening the said Meeting, have been passed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary


ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg